CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
WASHINGTON, DC
BRUSSELS
LONDON
MOSCOW

AVOCATS AU BARREAU DE PARIS
12, RUE DE TILSITT
75008 PARIS
+33 1 40 74 68 00
FAX
+33 1 40 74 68 88
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

July 17, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Sachet, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JUNE 30, 2006

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

1.1 Publication relating to the issuance of (up to) €375 million fixed rate bonds, dated June 8, 2007.

1.2 Publication relating to the issuance of (up to) €225 million fixed rate bonds, dated June 8, 2007.

1.3 Publication relating to the issuance of €313.50 million fixed rate bonds, dated June 18, 2007.

1.4 Publication relating to the issuance of €191.50 million fixed rate bonds, dated June 18, 2007.

1.5 Publication relating to the setting of the shareholder dividend and approval of the annual accounts, dated June 22, 2007.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

2.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

A. Final Terms relating to the issuance of GBP 125,000,000 Floating Rate Notes due July 2009, dated June 29, 2007.

B. Final Terms relating to the issuance of EUR 50,000,000 Floating Rate Notes due December 2008, dated June 27, 2007.

C. Final Terms relating to the issuance of USD 20,000,000 Floating Rate Notes due June 2014, dated June 25, 2007.

D. Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due June 2009, dated June 27, 2007.

E. Final Terms relating to the issuance of EUR 50,000,000 Floating Rate Notes due June 2009, dated June 22, 2007.

3. OTHER PUBLIC DISCLOSURE

3.1 Press releases through June 30, 2007.

3.2 Shareholders' Newsletter, dated June 2007.

3.3 Presentation entitled "Credit Agricole S.A. - Gilles de Margerie, Chief Financial Officer – Goldman Sachs European Financials Conference 2007", dated June 14, 2007.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Publication relating to the issuance of (up to) €375 million fixed rate bonds

Published in the BALO on June 8, 2007

Please see the attached English-language summary.

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published June 8, 2007, Bulletin No. 69

Further to the notice dated April 18, 2007, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of March 31, 2007, the total of previously issued outstanding debt amounted to €14,106,347,832, to €8,155,813,692 for redeemable subordinated debt (TSR) and to €4,216,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 15, 2007, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €3,530,810,972, has decided to issue subordinated debt with no fixed term in a maximum amount of €375,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of 4.60%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of September 29, 2007. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is June 29, 2007 under *code valeur* number FR 0010476978. The principal amount of the notes will be announced in the BALO on June 18, 2007.

Exhibit 1.2

Publication relating to the issuance of (up to) €225 million fixed rate bonds

Published in the BALO on June 8, 2007

Please see the attached English-language translation.

Exhibit 1.2

English summary from French

Crédit Agricole S.A. BALO Notice published June 8, 2007, Bulletin No. 69

Further to the notice dated April 18, 2007, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of March 31, 2007, the total of previously issued outstanding debt amounted to €14,106,347,832, to €8,155,813,692 for redeemable subordinated debt (TSR) and to €4,216,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 15, 2007, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €3,530,810,972, has decided to issue subordinated debt with no fixed term in a maximum amount of €225,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of 4.40%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of September 29, 2007. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is June 29, 2007 under *code valeur* number FR 0010476952. The principal amount of the notes will be announced in the BALO on June 18, 2007.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.3

Publication relating to the issuance of €313.50 million fixed rate bonds

Published in the BALO on June 18, 2007

Please see the attached English-language summary.

Exhibit 1.3

English summary from French

Crédit Agricole S.A. BALO Notice published June 18, 2007, Bulletin No. 73

Further to the notice dated June 8, 2007, this notice announces the issuance by Crédit Agricole S.A. of €313,500,000 principal amount notes (approved by the *AMF* with visa number 07-170 on June 5, 2007).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.4

Publication relating to the issuance of €191.50 million fixed rate bonds

Published in the BALO on June 18, 2007

Please see the attached English-language summary.

Exhibit 1.4

English summary from French

Crédit Agricole S.A. BALO Notice published June 18, 2007, Bulletin No. 73

Further to the notice dated June 8, 2007, this notice announces the issuance by Crédit Agricole S.A. of €191,500,000 principal amount notes (approved by the *AMF* with visa number 07-171 on June 5, 2007).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.5

Publication relating to the setting of the shareholder dividend and approval of the annual accounts

Published in the BALO on June 22, 2007

Please see the attached English-language summary.

Exhibit 1.5

English summary from French

Crédit Agricole S.A. BALO Notice published June 22, 2007, Bulletin No. 75

This notice announces the approval of the annual accounts for fiscal year 2006, as published in the BALO on April 20, 2007, by the shareholders' general meeting held on May 23, 2007.

The notice is an extract from the minutes of the shareholders' meeting concerning the third resolution (Appropriation of income, setting of dividend and distribution of the dividend). The shareholders decided to appropriate the net income for 2006 (€2 956 817 535.03) minus the balance carried forward (€1 175 667 403.22), i.e. a total of €4 132 484 938.25, as follows:

1. €1 894 112 710.65 to the payment of a dividend of €1.15 per share;

2. €2 238 372 227.60 to the balance carried forward.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1A

Final Terms relating to the issuance of GBP 125,000,000 Floating Rate Notes due July 2009

June 29, 2007

Please see attached.



CREDIT AGRICOLE S.A.

acting through its London Branch

Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 191
TRANCHE NO: 1
Issue of GBP125,000,000 Floating Rate Notes due July 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus is available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	191
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Pound Sterling ("**GBP**")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	GBP125,000,000
	(ii) Tranche:	GBP125,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination:	GBP50,000
7	(i) Issue Date:	3 July 2007
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 1 July 2009
9	Interest Basis:	3 month GBP-LIBOR minus Margin (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law

	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	Interest will be paid quarterly in arrear 1 January, 1 April, 1 July and 1 October in each year, commencing from and including 1 October 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below. For the avoidance of doubt, there will be a short first Interest Period, from and including the Issue Date to but excluding 1 October 2007, at a rate interpolated from 2 month and 3 month GBP-LIBOR.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable

		Relevant Time:	11.00 a.m. (local time in London)
		Interest Determination Date:	The first day of each Interest Period
		Primary Source for Floating Rate:	Reuters Page LIBOR01
		Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		Relevant Financial Centre:	TARGET and London
		Benchmark:	GBP-LIBOR-BBA
		Representative Amount:	Not Applicable
		Effective Date:	Not Applicable
		Specified Duration:	Three (3) month GBP-LIBOR-BBA, except for the initial Interest Period which shall be at a rate interpolated from 2 month and 3 month GBP-LIBOR.
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Minus 0.0175 per cent per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/365 (Fixed), adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of**	Not Applicable

Noteholders

22	**Final Redemption Amount of each Note**	GBP50,000 per Note of GBP50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note	No Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable

28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, *names of* Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
35	Additional selling restrictions:	Not Applicable

36

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING AND ADMISSION TO TRADING**	Applicable
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date
	(iii) Estimate of *total expenses* related to admission to trading:	Not Applicable
	(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	The Notes to be issued have not been rated
4	**NOTIFICATION**	Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	GBP125,000,000
(iii)	Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0307767989
Common Code:	030776798

(i)

(ii)

Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable



CREDIT AGRICOLE S.A. London Branch

Confirmation to Issuing Agent

To: Citibank, N.A., London Office
(Attention: C. Strong/C. Sprawson)

cc: Barclays Bank PLC
(Attention: MTN Desk)

Crédit Agricole S.A. Head Office
(Attention: J. Karkulowski / P. Mavro)

Crédit Agricole S.A. London Branch
(Attention: C. Everest/ G. Moriarty)

Dear Sirs: 29 June 2007

CREDIT AGRICOLE S.A.

acting through its London branch
EURO 50,000,000,000 Euro Medium Term Note Programme

SERIES NO: 191 - TRANCHE NO: 1
GBP 125,000,000 Floating Rate Notes due July 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

We refer to the Amended and Restated Dealer Agreement dated 4 June 2007 entered into in respect of the above Euro Medium Term Note Programme (the "**Programme**"), and made between Crédit Agricole S.A. (the "**Issuer**") and the Dealers and Arranger party thereto (which agreement, as amended from time to time, is herein referred to as the "**Dealer Agreement**").

Terms defined in the Dealer Agreement have the same meanings herein.

We hereby confirm our telephone instruction to you as Issuing Agent, to undertake the duties set out in Section A of Part I of the Procedures Memorandum including, as required, giving instructions to Clearstream, Luxembourg to credit the account number 34797 with Clearstream, Luxembourg of Barclays Bank PLC with the Notes described in the Dealer Confirmation copied to you against payment to the account of Crédit Agricole S.A. London Branch (Swift AGRIGB2L) at Lloyds TSB Bank London (Swift LOYDGB2L), number 01012852, on 3 July 2007, of GBP 125,000,000, being the net purchase monies for such Notes.

CREDIT AGRICOLE S.A. London Branch

By: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

Exhibit 2.1B

Final Terms relating to the issuance of EUR 50,000,000 Floating Rate Notes due December 2008

June 27, 2007

Please see attached.

Final Terms dated 27 June 2007



CREDIT AGRICOLE S.A.

acting through its London Branch

Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 190
TRANCHE NO: 1
Issue of EUR200,000,000 Floating Rate Notes due December 2008 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplement are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	190
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR200,000,000
	(ii) Tranche:	EUR200,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination:	EUR50,000
7	(i) Issue Date:	29 June 2007
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 29 December 2008
9	Interest Basis:	3 month EURIBOR minus Margin (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes

			constitute *obligations* under French law
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	Interest will be paid quarterly in arrear. 29 March, 29 June, 29 September and 29 December in each year, commencing from and including 29 September 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
		Relevant Time:	11.00 a.m. (local time in Brussels)
		Interest Determination Date:	Two Business Days before each Interest Period

		Primary Source for Floating Rate:	Reuters Page EURIBOR01
		Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		Relevant Financial Centre:	Euro-zone
		Benchmark:	EURIBOR
		Representative Amount:	Not Applicable
		Effective Date:	Not Applicable
		Specified Duration:	Three (3) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Minus 0.02 per cent per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked Interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	***Final Redemption* Amount of each Note**	EUR50,000 per Note of EUR50,000 Specified Denomination

23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note	Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30	Consolidation provisions:		Not Applicable
31	Applicable tax regime:		Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:		Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
35	Additional selling restrictions:		Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING AND ADMISSION TO TRADING**	
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
	(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	The Notes to be issued have not been rated
4	**NOTIFICATION**	Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR200,000,000
(iii)	Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as Common Safekeeper and does not necessarily mean that the Notes will be

	recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
ISIN Code:	XS0307313444
Common Code:	030731344
(i)	
(ii)	
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable



CREDIT AGRICOLE S.A. London Branch

Confirmation to Issuing Agent

To: Citibank, N.A., London Office
(Attention: C. Strong/C. Sprawson)

cc: Barclays Bank PLC
(Attention: MTN Desk)

Crédit Agricole S.A. Head Office
(Attention: J. Karkulowski / P. Mavro)

Crédit Agricole S.A. London Branch
(Attention: C. Everest/ G. Moriarty)

Dear Sirs: 27 June 2007

CREDIT AGRICOLE S.A.

acting through its London branch
EURO 50,000,000,000 Euro Medium Term Note Programme

SERIES NO: 190 - TRANCHE NO: 1
EUR 200,000,000 Floating Rate Notes due December 2008 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

We refer to the Amended and Restated Dealer Agreement dated 4 June 2007 entered into in respect of the above Euro Medium Term Note Programme (the "**Programme**"), and made between Crédit Agricole S.A. (the "**Issuer**") and the Dealers and Arranger party thereto (which agreement, as amended from time to time is herein referred to as the "**Dealer Agreement**").

Terms defined in the Dealer Agreement have the same meanings herein.

We hereby confirm our telephone instruction to you as Issuing Agent, to undertake the duties set out in Section A of Part I of the Procedures Memorandum including, as required, giving instructions to Clearstream, Luxembourg to credit the account number 34797 with Clearstream, Luxembourg of Barclays Bank PLC with the Notes described in the Dealer Confirmation copied to you against payment to the account of Crédit Agricole S.A. London Branch (Swift AGRIGB2L) at Crédit Agricole S.A. Paris (Swift AGRIFRPP), number 20000000726, on 29 June 2007, of EUR 200,000,000, being the net purchase monies for such Notes.

CREDIT AGRICOLE S.A. London Branch

By: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

SHINKIN INTERNATIONAL LTD

4th Floor
River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Tel: 020 7562 0500
Fax: 020 7256 8544
URL: http://www.sil-uk.net

Dealer Accession Letter

To: CREDIT AGRICOLE S.A.
91-93 Boulevard Pasteur
75015 Paris
(the "**Issuer**")

Attention: Omar Ismael Aguirre / Claude Rosenfeld

Dear Sirs

CREDIT AGRICOLE S.A.
acting through its London branch
EURO 50,000,000,000
Euro Medium Term Note Programme

We refer to the amended and restated Dealer Agreement dated 4 June 2007 in respect of the above Programme between the Issuer and the Dealers and the Arranger named in it (the "**Dealer Agreement**"). Terms defined in it have the same meaning in this letter.

We have received:

(i) a copy of the Contracts and the Base Prospectus

(ii) a copy of such of the documents referred to in Clause 9.1 of the Dealer Agreement as we have requested

and have found them to our satisfaction.

For the purposes of the Dealer Agreement our Notice Details are as follows:

Shinkin International Ltd

4th Floor, River Plate House
7-11 Finsbury Circus
London
EC2M 7YA

Tel: +44 20 7562 0500

Telex: 8812847 ZILUK G

Fax: +44 20 7256 8544

Attn: David Scott, Associate Director

We agree with you that, as from 13 June 2007, we have become a Dealer in respect of USD 20,000,000 Callable Floating Rate Notes due 27 June 2014 referred to as Series 188 under Crédit Agricole S.A.'s Euro 50,000,000,000 Euro Medium Term Note Programme in accordance with Clause 13.3 of the Dealer Agreement.

This letter is governed by, and shall be construed in accordance with, English law.

Please confirm your acceptance of the terms of this letter by countersigning it below and returning an original to us.

Yours faithfully

SHINKIN INTERNATIONAL LTD

We confirm the terms of the above letter.

CREDIT AGRICOLE S.A. acting through its London branch

By: Omar Ismael Aguirre
General Manager

Date: 22.06.2007

cc: CREDIT AGRICOLE S.A. as Fiscal Agent

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1C

Final Terms relating to the issuance of USD 20,000,000 Floating Rate Notes due June 2014

June 25, 2007

Please see attached.

Final Terms dated 25 June 2007



Crédit Agricole S.A.
acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 188
TRANCHE NO: 1

USD 20,000,000 Callable Floating Rate Notes due June 2014 (the "Notes")
Issued by: Crédit Agricole S.A acting through its London Branch (the "Issuer")

Shinkin International Ltd

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93 boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	188
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollar ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 20,000,000
	(ii) Tranche:	USD 20,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denomination(s):	USD 1,000,000 The Notes may not be subdivided or reissued in a smaller Denomination
7	(i) Issue Date:	27 June 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	27 June 2014 subject to adjustment in accordance with the Modified Following Business Day Convention

9	Interest Basis:	3 months USD-LIBOR + 0.735 per cent. per annum (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Issuer Call (further particulars specified below)
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest will be paid quarterly in arrears. The first Interest Period will run from (and including) 27 June 2007 to (but excluding) 27 September 2007. Subsequent interest periods will run from (and including) each Specified Interest Payment Date to (and excluding) the subsequent Specified Interest Payment Date
	(ii) Specified Interest Payment Date(s):	27 March, 27 June, 27 September and 27 December in each year commencing on 27 September 2007 to (and including) 27 June 2014 (the Maturity Date) subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s)	London, New York and Tokyo
	(v) Manner in which the Rate(s) of Interest is/are to be determined	ISDA Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Calyon, Paris and Credit Agricole S.A., London
	(vii) Screen Rate Determination (Condition 5 (b)(iii)(B)):	Not Applicable
	(viii) ISDA Determination:	Applicable
	— Floating Rate Option:	USD-LIBOR-BBA "USD-LIBOR-BBA" means the rate of deposits in USD for the Designated Maturity which appears on Reuters page LIBOR01 as of 11.00 a.m. (London time), two (2) London Banking Days prior to the commencement of the relevant Interest Period

– Designated Maturity:	3 months
– Reset Date:	The first day of each Interest Accrual Period For the avoidance of doubt, the Rate of Interest for a relevant Interest Period shall be determined two (2) London Banking Days prior to the Reset Date for that Interest Period.
– ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
(ix) Margin(s):	+ 0.735 per cent per annum
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	6.50 per cent per annum
(xii) Day Count Fraction (Condition 5(h)):	30/360 (unadjusted)
(xiii) Rate Multiplier:	Not Applicable
(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions	The resulting figure per Specified Denomination will be rounded to two decimal points with 0.005 being rounded upwards.
17 Zero Coupon Note Provisions	Not Applicable
18 Index-Linked Interest Note/other variable-linked interest Note Provisions	Not Applicable
19 Dual Currency Note Provisions	Not Applicable
Provisions Relating to Redemption	
20 Redemption at the Option of the Issuer (Call Option)	Applicable
(i) Optional Redemption Date(s):	The Issuer has the option to redeem the Notes in whole but not in part on each Specified Interest Payment Date from (and including) 27 June 2008 to (and including) 27 March 2014
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000,000 per Note of USD 1,000,000 Specified Denomination
(iii) If redeemable in part:	
(a) Minimum Redemption Amount:	Not Applicable
(b) Maximum Redemption Amount:	Not Applicable
(iv) Description of any other Issuer's option:	Not Applicable
(v) Issuer's Notice period:	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 (five) Business Days prior to the relevant Optional Redemption Date
21 Redemption at the Option of Noteholders (Put Option)	Not Applicable

22	**Final Redemption Amount of each Note**	Nominal Amount
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or an event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	New Global Note:	No
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York and Tokyo
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

Distribution

33	(i)	If syndicated, names of Managers (specifying Lead Manager)	Not Applicable
	(ii)	Date of Subscription Agreement (if any):	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34		If non-syndicated, name of Dealer	Shinkin International Ltd
35		Total commission and concession:	Not Applicable
36		Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with the issue of Notes.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

Duly represented by: Omar Ismael Aguirre

PART B – OTHER INFORMATION

1.	**Risk Factors**	Not Applicable
2.	**Listing and Admission to Trading**	
	(i) Listing:	Not Applicable
	(ii) Admission to trading:	Not Applicable
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
3.	**Ratings**	Not Applicable
4.	**Notification**	Not Applicable

5. **Interests of Natural and Legal Persons Involved in the Issue**

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. **Reasons for the Offer, Estimated Net Proceeds and Total Expenses**

(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus.
(ii) Estimated net proceeds:	USD 20,000,000
(iii) Estimated total expenses:	Not Applicable

7. **Operational Information**

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0306868455
Common Code:	030686845
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

CREDIT AGRICOLE S.A. London Branch

Issuer's Confirmation

To: Citibank, N.A., London Office
(Attention: C. Strong / C. Sprawson)

cc: Shinkin International Limited
(Attention: David Scott / Lisa White)

Crédit Agricole S.A Head Office
(Attention: J. Karkulowski / P. Mavro)

Crédit Agricole S.A. London Branch
(Attention: C. Everest / G. Moriarty)

Dear Sirs:

25 June 2007

CREDIT AGRICOLE S.A.
acting through its London branch
EURO 50,000,000,000 Euro Medium Term Note Programme

SERIES NO: 188 - TRANCHE NO: 1
USD 20,000,000 Callable Floating Rate Notes due June 2014 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

We refer to the Amended and Restated Dealer Agreement dated 4 June 2007 entered into in respect of the above Euro Medium Term Note Programme (the "**Programme**"), and made between Crédit Agricole S.A. (the "**Issuer**") and the Dealers and Arranger party thereto (which agreement, as amended from time to time, is herein referred to as the "**Dealer Agreement**").

Terms defined in the Dealer Agreement have the same meanings herein.

We hereby confirm our telephone instruction to you as Issuing Agent, to undertake the duties set out in Section A of Part 1 of the Procedures Memorandum including, as required, giving instructions to Euroclear to credit the account number 96602 with Euroclear in the name of Shinkin International Ltd with the Notes described in the Dealer's confirmation copied to you against payment to you, to be transferred immediately to the account of Crédit Agricole S.A. London Branch (Swift: AGRIGB2L) at JP Morgan Chase Bank, New York, (Swift: CHASUS33), number 400924633, on 27 June 2007, of USD 20,000,000, being the net purchase monies for such Notes.

CREDIT AGRICOLE S.A. London Branch

By: Omar Ismael Aguirre

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1D

Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due June 2009

June 27, 2007

Please see attached.

Final Terms dated 27 June 2007



Crédit Agricole S.A.
acting through its London Branch

Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 189
TRANCHE NO: 1

EUR 200,000,000 Floating Rate Notes due June 2009 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr), on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2	(i)	Series Number:	189
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination:		EUR 100,000
7	(i)	Issue Date:	29 June 2007
	(ii)	Interest Commencement Date	29 June 2007
8	Maturity Date:		Interest Payment Date falling in or nearest to 29 June 2009
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the	Resolution of the Board of Directors of the Issuer dated 15 May 2007

Notes:

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	29 March, 29 June, 29 September and 29 December in each year commencing on 29 September 2007 with the final Interest Payment Date on 29 June 2009 each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	Applicable
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters Page EURIBOR01
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR

		"3-month EURIBOR" means the rate for deposits in EUR for a period of three months as quoted on Reuters Page EURIBOR01 as of 11.00 a.m., Brussels time on the Interest Determination Date
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	Not Applicable
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked Interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable

31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 29 June 2007
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR 200,000,000
(iii)	Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
ISIN Code:	XS0306661355
Common Code:	030666135
Any clearing system(s) other than	

Euroclear Bank S.A./N.V. and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable



CREDIT AGRICOLE S.A. London Branch

Confirmation to Issuing Agent

To: Citibank, N.A., London Office
(Attention: C. Strong/C. Sprawson)

cc: Citigroup Global Markets Ltd. London
(Attention: P-E. Micolet/P. Cape/ G. Luscombe)

Crédit Agricole S.A. Head Office
(Attention: J. Karkulowski / P. Mavro)

Crédit Agricole S.A. London Branch
(Attention: C. Everest/ G. Moriarty)

Dear Sirs: 27 June 2007

CREDIT AGRICOLE S.A.

acting through its London branch
EURO 50,000,000,000 Euro Medium Term Note Programme

SERIES NO : 189 - TRANCHE NO: 1
EUR 200,000,000 Floating Rate Notes due June 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

We refer to the Amended and Restated Dealer Agreement dated 4 June 2007 entered into in respect of the above Euro Medium Term Note Programme (the "**Programme**"), and made between Crédit Agricole S.A. (the "**Issuer**") and the Dealers and Arranger party thereto (which agreement, as amended from time to time) is herein referred to as the "**Dealer Agreement**").

Terms defined in the Dealer Agreement have the same meanings herein.

We hereby confirm our telephone instruction to you as Issuing Agent, to undertake the duties set out in Section A of Part I of the Procedures Memorandum including, as required, giving instructions to Euroclear to credit the account number 90895 with Euroclear of Citigroup Global Markets Limited with the Notes described in the Dealer Confirmation copied to you against payment to the account of Crédit Agricole S.A. London Branch (Swift AGRIGB2L) at Crédit Agricole S.A. Paris (Swift AGRIFRPP), number 20000000726, on 29 June 2007, of EUR 200,000,000, being the net purchase monies for such Notes.

CREDIT AGRICOLE S.A. London Branch

By: Omar Ismael Aguirre

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1E

Final Terms relating to the issuance of EUR 50,000,000 Floating Rate Notes due June 2009

June 22, 2007

Please see attached.

Final Terms dated 22 June 2007



Crédit Agricole S.A.
acting through its London Branch

Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 187
TRANCHE NO: 1

EUR 300,000,000 Floating Rate Notes due June 2009 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr), on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	187
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination:	EUR 100,000
7	(i) Issue Date:	26 June 2007
	(ii) Interest Commencement Date	26 June 2007
8	Maturity Date:	Interest Payment Date falling in or nearest to 26 June 2009
9	Interest Basis:	Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the	Resolution of the Board of Directors of the Issuer dated 15 May 2007

Notes:

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	26 March, 26 June, 26 September and 26 December in each year commencing on 26 September 2007 with the final Interest Payment Date on 26 June 2009 each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	Applicable
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters Page EURIBOR01
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR

		"3-month EURIBOR" means the rate for deposits in EUR for a period of three months as quoted on Reuters Page EURIBOR01 as of 11.00 a.m., Brussels time on the Interest Determination Date
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	Not Applicable
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes**
	New Global Note:	Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable

31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 26 June 2007
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR 300,000,000
(iii)	Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
ISIN Code:	XS0306616565
Common Code:	030661656
Any clearing system(s) other than	

Euroclear Bank S.A./N.V. and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable



CREDIT AGRICOLE S.A. London Branch

Confirmation to Issuing Agent

To: Citibank, N.A., London Office
(Attention: C. Strong/C. Sprawson)

cc: Citigroup Global Markets Ltd. London
(Attention: P-E. Micolet/P. Cape/ G. Luscombe)

Crédit Agricole S.A. Head Office
(Attention: J. Karkulowski / P. Mavro)

Crédit Agricole S.A. London Branch
(Attention: C. Everest/ G. Moriarty)

Dear Sirs: 22 June 2007

CREDIT AGRICOLE S.A.

acting through its London branch
EURO 50,000,000,000 Euro Medium Term Note Programme

SERIES NO : 187 - TRANCHE NO: 1
EUR 300,000,000 Floating Rate Notes due June 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

We refer to the Amended and Restated Dealer Agreement dated 4 June 2007 entered into in respect of the above Euro Medium Term Note Programme (the "**Programme**"), and made between Crédit Agricole S.A. (the "**Issuer**") and the Dealers and Arranger party thereto (which agreement, as amended from time to time, is herein referred to as the "**Dealer Agreement**").

Terms defined in the Dealer Agreement have the same meanings herein.

We hereby confirm our telephone instruction to you as Issuing Agent, to undertake the duties set out in Section A of Part I of the Procedures Memorandum including, as required, giving instructions to Euroclear to credit the account number 90895 with Euroclear of Citigroup Global Markets Limited with the Notes described in the Dealer Confirmation copied to you against payment to the account of Crédit Agricole S.A. London Branch (Swift AGRIGB2L) at Crédit Agricole S.A. Paris (Swift AGRIFRPP), number 20000000726, on 26 June 2007, of EUR 300,000,000, being the net purchase monies for such Notes.

CREDIT AGRICOLE S.A. London Branch

By: Omar Ismael Aguirre

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through June 30, 2007

Please see attached.


LCL
LE CRÉDIT LYONNAIS

PRESS RELEASE

LCL launches competitiveness plan to revitalise development

Paris, 1 June 2007 — This morning, LCL submitted a draft 2007-2010 competitiveness plan to its central works council (*Comité Central d'Entreprise*) designed to revitalise the bank's development. In keeping with LCL's business plan, the proposal aims to improve the effectiveness of commercial networks, reduce administrative costs, streamline IT investment and optimise LCL's property portfolio in the Ile-de-France region.

An increasingly competitive environment as well as banking sector consolidation in Europe have made it indispensable to pursue efforts to boost competitiveness. Although the Crescendo plan has helped enhance results and sales momentum, LCL will nonetheless need to continue progressing to keep pace with new customer expectations, in terms of both quality and prices, and to meet market operating standards in terms of productivity.

To pursue its commercial development and redeployment of the branch network, LCL plans to recruit nearly 3,000 employees by 2010, all of whom will receive extensive training. LCL will begin talks with ANPE, the French employment agency, to expand recruitment to include more diversified profiles. At the same time, it will continue the programme to modernise its network of 2,000 branches, reaffirming the primordial role the sales network plays in LCL's development strategy.

The size of support and administrative functions will also be reduced, with the contribution of two measures: an early retirement programme will be open to all employees age 57 or over. About 3,000 employees are expected to benefit from the programme, which will be fully financed by LCL, at a charge of 400 million euros. This exclusively voluntary programme complies with the high expectations of eligible employees. Additionally, natural departures will not be systematically replaced.

LCL will also continue to streamline information systems and its property portfolio in the Ile-de-France region in an effort to reduce overhead costs.

All of LCL's business is carried out in France.

Christian Duvillet, CEO of LCL, made the following comments on the project presented to the central works council: "LCL is determined to pursue its development in keeping with a strategy built on the long term, while constantly striving to adapt and to comply with its labour commitments: priority on dialoguing with labour, no economic layoffs, no forced geographic mobility, preservation of regional employment pools, and strong support for employees willing to change careers.

Through the commitment and expertise of its employees, LCL has largely proven its ability to respond and to adapt. With a strong new brand and a resolute focus on its core businesses (retail banking and insurance, private banking, corporate banking and cash flow management), LCL has all of the strengths necessary to pursue and extend growth. Indeed, the accelerated pooling of our resources with those of the Group is another factor that will help boost our competitiveness."



Paris, June 11, 2007

Press release

Calyon's innovation in the convertible bond market attracted new investors

Pioneer in the field of Synthetic Fund Convertible Bonds in January this year, Calyon has once again successfully issued EUR 50 million of this new type of synthetic convertible bonds.

This transaction confirms the real interest from convertible investors, attracted by the compelling economics of Fund Convertible Bonds.

With a five-year maturity, this new synthetic convertible bond linked to shares of CCR Centrale Croissance Europe, a highly performing mutual fund invested in European equities, displays an attractive 11.6% conversion premium on a zero-coupon basis.

"The success of this new issuance confirms investors interest for this new type of convertible bonds; we expect more transactions to materialize in the near future" said Charles de La Rochefoucauld of Calyon's Global Equity and Fund Derivatives Division.

About Synthetic Fund Convertible Bonds

Dedicated to convertible investors, synthetic Fund Convertible Bonds are structured in a way very similar to classical convertibles, while the underlying is made of shares in an equity mutual fund instead of shares of an individual listed company. As for classical convertibles, fund convertible bonds give holders the choice between either being redeemed in cash at par at maturity, or receiving a given number of shares of the underlying mutual fund at maturity or before. The new synthetic convertible bond issued complies with such a financial profile by offering holders a redemption in cash at least at par or linked to the underlying shares of the CCR Central Croissance Europe.

This new type of convertible bond provides investors with a number of benefits:
- low conversion premiums, thanks to the lower volatility of equity mutual funds compared to single stocks volatilities ;
- access to dividends, since the underlying mutual funds usually capitalise dividends paid on their equity portfolios ;
- access to highly diversified stock pickings across all sectors and geographies, including small and mid-caps, with the ability to select best-in-class equity stock pickers and asset managers.

END

About Calyon

Calyon is Credit Agricole's Corporate and Investment Banking entity. With a staff of 13,000 employees in 58 countries, Calyon is active in a broad range of Capital Markets, Investment Banking and Financing activities.

Calyon's Global Equity Derivatives is one of Calyon's core businesses, with 280 professionals based across Europe, Asia and Americas covering more than 40 countries worldwide.
It handles the trading, sale and arbitrage of equity derivatives, index derivatives, simple or complex structured products, warrants, certificates and convertible bonds.
Its products are based on a vast array of underlying instruments including stock market indexes, individual equities traded on the main stock markets in Europe, the United States and Asia, mutual funds, hedge funds, hybrid underlyings involving equities, volatility, equity dividends and correlation. To strengthen its structuring capacities and structured fund management, Crédit Agricole established Crédit Agricole Structured Asset Management (CASAM), a 50/50 joint venture between Crédit Agricole Asset Management (CAAM) and Calyon.

www.calyon.com


CRÉDIT AGRICOLE S.A.

MONDIAL ASSISTANCE

AGF

Press release

AGF sells Assurances Fédérales IARD to Pacifica

Paris, 11 June 2007 — AGF is selling its 60 per cent stake in Assurances Fédérales IARD to Pacifica, the property/casualty insurance subsidiary of Crédit Agricole S.A. The sale is pursuant to the memorandum of understanding signed on 23 December 2004 between AGF and Crédit Agricole S.A. and the exercise by AGF of its put option on 18 May 2007.

If the deal is approved by the insurance regulator, Comité des Entreprises d'Assurances, and the finance ministry, which supervises monopolies and mergers, Assurances Fédérales IARD will be fully-owned by the Crédit Agricole Group by the end of 2007.

At present, Pacifica distributes most of its products through Crédit Agricole Regional Banks. With this acquisition, it intends to extend its commercial reach in property/casualty insurance through the branches of LCL, the Crédit Agricole Group's nationwide retail banking network.

Crédit Agricole and AGF renew their assistance partnership

At the same time, the Crédit Agricole Group and the AGF Group have renewed their partnership in the field of assistance for a further five years, thus confirming their intention to pursue and expand their relationship.

Mondial Assistance, an AGF subsidiary and long-standing partner of Pacifica, has developed a range of services that complement and enhance Pacifica's insurance services in the motor, homeowner, health and "life's accident" lines. Nearly 100,000 claims were processed under the partnership agreement in 2006. Moreover, leveraging their close relationship, the two partners have exchanged know-how and expertise for more than 15 years, to their mutual benefit.

About Assurances Fédérales IARD

The Strasbourg-based company is specialised in comprehensive homeowner, motor and "life's-accident" insurance. It generated premium income of 132.2 million euros in 206 with more than 570,000 existing policies and nearly 163,000 new policies.

About Pacifica

Pacifica is France's leading bank-owned property/casualty insurer*, with 5.3 million policies in its book of business, more than 1,270,000 new policies and premium income of 1.2 billion euros in 2006. It is also one of the country's top ten insurance companies. Pacifica offers a range of solutions to meet the non-life insurance needs of individuals and professionals, including farmers, craftsmen, tradespeople and the self-employed.

**Measured by number of policies in basic lines (motor, homeowner, health, "life's accidents", legal protection)*


CRÉDIT AGRICOLE S.A.

Press release

Crédit Agricole enters the Japanese life insurance market

Paris, 11 June 2007 — Crédit Agricole S.A. received approval on 8 June 2007 from Japan's Financial Services Agency (FSA) for the setting up of Crédit Agricole Life Insurance Company Japan Ltd.

A wholly owned subsidiary of Crédit Agricole S.A., this Tokyo-based life insurer will be capitalised initially at 2 billion yen (12.5 million euros). From autumn 2007, it will target the country's fast-growing bancassurance market, with special emphasis on unit-linked retirement savings (variable annuities). It will distribute its products through the networks of Japanese partner banks.

The company's establishment is a major step in Crédit Agricole S.A.'s international expansion. The new company will draw on the bancassurance skills of the Group, which is recognised as a specialist in designing bancassurance products and organising distribution through banks. These skills, along with the Group's existing strengths in Japan, will enable the new company to create further growth in the Group's international insurance business and to market attractive new products to customers of Japanese banks.

Crédit Agricole Life Japan is the first life insurer to be granted an operating licence by the FSA since 2002.

* * *

About the Japanese life insurance market

Japan is the world's second largest life insurance market, with annual premium volume of 28,332 billion yen at the end of March 2006 (196 billion euros). Bancassurance was introduced in 2002, allowing banks to supply their customers with fixed-rate and unit-linked retirement savings products (fixed and variable annuities). The life insurance market is scheduled to be fully deregulated by the end of 2007. Even though the number of products authorised for distribution by banks is limited at present, bancassurance accounted for more than 50 per cent of new business inflows in 2006 and total bancassurance assets under management had reached around 100 billion euros by the end of September 2006. Going forward, the bancassurance market should continue to grow strongly as the baby boom generation reaches retirement age.

About the Crédit Agricole Group in Japan

The Crédit Agricole Group already has a significant presence in Japan through its subsidiaries, Calyon (Calyon Bank and Calyon Securities) and Crédit Agricole Asset Management (CAAM Japan). Calyon, the Group's corporate and investment bank, is a key player in structured finance, capital market activities and equity research. It provides major Japanese firms and financial institutions with customised products and services. CAAM Japan is well positioned in the asset management market through its successful distribution relationships with Resona, Japan's fourth largest banking group, and with major regional banks throughout the country.

About the Crédit Agricole Group's life insurance business

The Crédit Agricole Group is France's leading bancassurer and ranks second for life insurance, through its subsidiary Predica. It also has leading positions in the property/casualty bancassurance market through Pacifica and in payment protection insurance through Finaref Assurances. The Group has leveraged its expertise to successfully export its bancassurance model. It now ranks number three for life insurance in Portugal (where it is the leader in the pension market), number one for life bancassurance in Lebanon, and number four for life bancassurance in Greece. It is also present in Italy, Spain, Luxembourg, Poland and Serbia.


FINAREF


MADELIOS
1234 5678 9012 3455

Press release

Key words: CREDIT / CUSTOMER LOYALTY / RETAIL DISTRIBUTION / CONSUMER SPENDING

Finaref launches the Madelios private-label card

■ *Paris, Tuesday 19 June 2007* - **The Madelios card, marketed under "*le privilège de l'homme*" ("a man's privilege"), has been launched on 18 June 2007. The card bears the logo of the Paris department store dedicated to men's fashion.**

■ **This is the first time Finaref has issued a card linked exclusively to a single store. The card carries a number of benefits: payment facilities, reductions, gifts and a host of services and benefits.**

The Madelios store needed a private-label card bearing its name and corporate image to boost its expansion and so it developed this card with Finaref. The card's appearance reflects that of the store, with the black background giving it a chic, sober and highly masculine look. By offering the new card to its customers, Madelios is aiming to increase customer buy-in and recognition of the Madelios concept. The goal of this new private-label card is therefore to increase customer loyalty. As well as driving sales, the card is intended to increase the store's footfall and average spend.

Valérie Tormos, who manages Finaref's relationship with Madelios, made the following comments: "*This card is the result of joint analysis and development work by Finaref and Madelios staff. With this card, we are supporting our partner's expansion by providing our expertise in private-label card management.*"

A range of services and benefits

The Madelios card is free of charge and holders enjoy a host of benefits. These include a 15 per cent reduction throughout the store on the day the card is taken out, exclusive discounts ranging from 15 per cent to 30 per cent several times a year for either the whole store or a selection of articles from leading brands. With the Madelios card, shoppers can pay at a rate that suits them, with payment facilities appropriate to the purchase amount.

Customers can track their card payments through account statements but also on the internet, through an automated telephone service and by calling a Finaref advisor. Payments with the Madelios card are made secure by the use of a confidential and customisable four-digit PIN number. A number of other services are offered, such as free delivery within central Paris, an hour of free parking and 50 per cent off alterations.

Madelios' manager César Wallois emphasised that "*Finaref is a major player in private-label cards and we will benefit greatly from its expertise in managing customer accounts associated with the new Madelios card. The card will give us greater insight into our customers, and help us respond more effectively to their needs by offering specific services and benefits.* "



A breakthrough for private-label cards

The Madelios card is unusual for a private-label card in France, since it is available only to customers of the single Madelios department store, whereas finance companies are currently focusing on developing cards on a more industrial scale. However, the Madelios card can be used more widely, since it is "interoperable", i.e. it can be used to pay for purchases from most other retailers offering a card managed by Finaref (Fnac, Printemps, Surcouf, La Redoute etc.).

According to Nicolas Denis, Finaref's retailer sales manager, *"the Madelios card forms part of Finaref's strategy to achieve greater segmentation in our card range. By providing Madelios with this card, we want to show our ability to tailor private-label card services to the very specific requirements of certain growth markets, and Madelios is a unique store concept."*

Launch marketing

A marketing campaign has been devised for the launch of this card. The campaign includes posters in the Paris metro, stretch Hummers bearing the card's logo driving around Paris, radio ads and point-of-sale advertising in store windows.

About Madelios

The Madelios store is located at 23 boulevard de la Madeleine in Paris, and is dedicated to men's fashion. It sells around 100 brands, and has floorspace of 4,000 m² across two floors. The store is open from 10am to 7pm, Monday to Saturday, and offers a unique, refined and comfortable environment for its customers, 80 per cent of whom are men.

About Finaref: Finaref is part of the Crédit Agricole Group and one of the Group's growth drivers. It specialises in the distance selling of financial products in two complementary areas: consumer credit and insurance. Its customer base is made up of consumers holding the private label cards issued by its retail partners, including La Redoute, La Fnac, Le Club Med, Le Printemps, and La Maison de Valérie. Finaref also offers two direct consumer credit schemes – the Mistral and Challenger accounts – and a full range of personal loans with a fixed repayment schedule.

For further information: www.finaref.fr and www.finaref.com



CRÉDIT AGRICOLE S.A.

Crédit Agricole, the leading French investor in Italy

The fifth Italy- France Business Forum awarded a prize to reflect the foreign direct investments made in 2006 by the French Group, which, having taken control of Cariparma, intends to make Italy its leading market outside France.

Parma, 19 June 2007 – During the fifth Italy-France Business Forum, Crédit Agricole received an award as the number one French investor in Italy during 2006. This prize, which was presented by Jean-Marie Metzger, minister-counsellor for economic and commercial affairs, to Jean-Paul Betbèze (Crédit Agricole's head of economic research) and to Giampiero Maioli (Cariparma Crédit Agricole's Chief Executive Officer), is a reward for the commitment shown by Crédit Agricole during 2006 in Italy as the leading direct investor.

During 2006, Crédit Agricole, which intends to make Italy its leading core market outside France, acquired, in chronological order, interests of 50 per cent in Fidis (Fiat Auto Financial Services) and 85 per cent in Cariparma (which in turn acquired 76 per cent of FriulAdria), plus 202 Intesa Sanpaolo branches.

The Italy-France Business Forum is the principal event in Italy devoted to commercial and financial relations between France and Italy. Held at the Palazzo delle Stelline in Milan by the French Embassy in Italy, the French Chamber of Commerce and Industry in Italy and the French Foreign Trade Advisors, it is an ideal opportunity for businesses and economic experts in both countries to meet and discuss their points of view.

On this occasion, the Forum gave more than 50 companies making presentations an opportunity to build new commercial relationships and to enhance their profile among the Italo-French community. Several major groups took part in this year's event, including Cariparma Crédit Agricole, Edison, Fnac, Groupama, Reconta Ernst & Young and Total.

During his presentation, Jean-Paul Betbèze, Crédit Agricole's head of economic research, underlined the importance of the ties existing between France and Italy, with over 500 Italian businesses present in France. More than half of these businesses are SMEs, primarily in the advanced technology sector. This figure is even more significant considering that the presence of these businesses in France, which is spread evenly across the country, has helped to create over 100,000 jobs.

* * *

Crédit Agricole Group

Crédit Agricole is France's leading banking group with 28 per cent of households with a presence across the entire spectrum of banking and finance activities. Worldwide, it counts some 31 million retail customers (excluding professional and corporate customers) and boasts a network of 11,000 branches. Credit Agricole is also the European leader in terms of number of customers holding current accounts and income from retail banking. It is No. 2 in Europe and No. 6 worldwide in terms of shareholders' equity. Currently present in 70 countries, Crédit Agricole has around 157,000 employees worldwide.

About Cariparma e Piacenza

As of 1 March 2007, Cariparma e Piacenza has become a new nationwide banking institution by acquiring a 76.05 per cent interest in the capital of FriulAdria and 202 bank branches from Intesa Sanpaolo, 29 of which were transferred to FriulAdria on 1 April, with the remaining 173 due to be transferred to Cariparma on 1 July 2007. The new combined entity will have 665 branches in 9 regions and 45 provinces, 6,750 employees and over 1,400,000 customers, with over €25 billion in direct deposits and €43 billion in indirect deposits and €21 billion in loans outstanding. It will move up into the top ten Italian banks in terms of its size and rank among the best performers with respect to efficiency ratios.

Cariparma's share capital is currently 85 per cent-controlled by the Crédit Agricole Group (the second-largest bank in Europe and number five worldwide in terms of its total assets) and 15 per cent-owned by the Cariparma Foundation.

At 31 December 2006, Cariparma e Piacenza had total funding of €41.7 billion, with €13.5 billion in direct deposits (up 7.3 per cent) and €28.2 billion in indirect deposits (up 6.9 per cent). Loans outstanding rose 11.2 per cent to €13 billion, with net operating income advancing 41.9 per cent to €203.4 million.


CALYON
CRÉDIT AGRICOLE CIB

Paris, June 19th 2007

Press release

Calyon announces the appointment of Duncan E. Goldie-Morrison as Chief Executive Officer of Calyon Americas

Calyon is pleased to announce the appointment of **Duncan E. Goldie-Morrison** as Chief Executive Officer of Calyon Americas. He will take up his position in late summer and will be based in New York.

Mr. Goldie-Morrison began his career at Kleinwort Benson in 1977, first in London and subsequently in the United States. In 1987, he joined Westpac Banking Corporation as the head of their London capital markets division. From 1991 to 1993 he was in charge of the derivatives and syndication business lines at Natwest Markets.

From 1993 to 2003 Mr. Goldie-Morrison was with Nationsbank/Bank of America. His last position with Bank of America was Head of the Global Markets Group and Head of Asia and Latin America. He was a member of the Bank's Management Committee, ALCO, and Trading Risk Committee.

For the past four years Mr. Goldie-Morrison has worked in the hedge fund and private equity sectors, as well as serving on the boards of several public companies.

Mr. Goldie-Morrison was born and educated in England and has spent the majority of his working life in the United States.

About Calyon

Calyon is a wholly-owned subsidiary of Credit Agricole S.A, and is its corporate and investment banking entity. Credit Agricole S.A. is in turn part of the Credit Agricole Group, the 6th largest banking group worldwide in terms of shareholders' equity, and which has total assets of €1.38 trillion as of the end of 2006.

Calyon, with a staff of over 13,000 employees in 58 countries, is active in a broad range of capital markets, investment banking and financing activities.

Calyon in the Americas offers corporate and institutional clients the latest in financial products and services through its three main entities: the banking unit Calyon, the full service broker-dealer Calyon Securities (USA) Inc. which is a member of the NYSE and NASD, and, for financial and commodities futures, Calyon Financial, which is registered with the CFTC.

In September 2006, Calyon obtained Financial Holding Company (FHC) status under the Bank Holding Company Act enabling Calyon to expand and diversity the financial activities it conducts in the United States. Calyon's goal is to increase its growth in the Americas by adding to its range of high-added-value products in the areas of capital markets, investment banking and structured finance.

With headquarters for the Americas in New York City, Calyon serves its North American clients from its offices in New York, Chicago, Dallas, Houston, Los Angeles, and Montreal in Canada. In Latin America, it operates as a bank in Brazil through Banco Calyon Brasil S.A. and has sales origination offices in Mexico, Argentina, Chile and Uruguay.

www.calyon.com


CRÉDIT AGRICOLE S.A.

Press release

Crédit Agricole redefines its sporting partnership policy

Paris, 22 June 2007 — Crédit Agricole has decided to redefine its sporting partnership policy. After supporting the team managed by Roger Legeay for the last ten years, Crédit Agricole and the team's general manager have agreed not to extend the contract beyond its current term of year-end 2008.

Even though it is too early to look back at what has been achieved, Crédit Agricole has been very pleased to work alongside Roger Legeay since August 1998.

This partnership was built on transparency, mutual trust and a permanent dialogue that has been rewarded with real excitement on the racing front. A French championship title, a world time record, numerous stage victories in the top races, the yellow jersey on the Tour de France, a victory in the team time trials and a green jersey on the Champs Elysées — are some remarkable achievements that have been the pride of the Group and its employees.

These results and the exemplary behaviour of the racers wearing Crédit Agricole's colours have definitely contributed to making the Green bank the leading brand name associated with cycling in the minds of the general public in France.

In many respects, cycling is a sport that conveys the fundamental values to which the Group is firmly attached. Therefore, Crédit Agricole will continue to support, beyond 2008, the major events in the French cycling calendar, such as the Coupe de France, as well as clubs, departmental and regional committees of the French cycling federation, are real sporting highlights for these regions.

Crédit Agricole will give full support to Roger Legeay so that he can ensure the continued survival of the Paris Cycle Club, soon to mark its thirtieth year of existence. It also hopes that the next 18 months will present opportunities for Crédit Agricole's racting team to provide the Group's employees and the team's fans with plenty of excitement.

Press contacts
Alain Berry - alain.berry@credit-agricole-sa.fr - ☎ +33 (0)1 43 23 59 44
Anne-Sophie Gentil - anne-sophie.gentil@credit-agricole-sa.fr - ☎ +33 (0)1 43 23 37 51


LCL
LE CRÉDIT LYONNAIS

Press release

LCL is awarded ISO 9001 certification for its customer call service

Paris, 22 June 2007 — The customer call service operated by LCL has received ISO 9001 certification for all its phone banking activities.

The service, *Accueil et Conseil en Ligne* (ACL), is available to all LCL's personal banking customers through six interconnected call centres based in the cities of Bordeaux, Lyon, Marseille, Roubaix, Paris (Richard Lenoir) and St Denis Pleyel. The centres employ more than 500 people and handle an average of 400,000 calls each month.

LCL began the process to obtain certification in an effort to improve customer satisfaction and guarantee service quality. Call operators regularly follow a comprehensive ACL-specific training programme to keep their professional skills up to date.

The inbound call facility had already been ISO-certified, back in November 2000. This new award applies to all LCL's phone banking activities, including customer information, financial advices, banking transactions, appointment taking, and the sale of standard products.

The award will be presented officially on Friday, 22 June at the Paris headquarters of LCL by Thierry Geoffroy, special assistant to Florence Méaux, director general of AFAQ AFNOR Certification. The ceremony will be attended by Georges Pauget, CEO of Crédit Agricole S.A. and chairman of LCL, and Christian Duvillet, CEO of LCL.

About LCL

LCL joined the Crédit Agricole SA group in 2003. Its nationwide retail banking network now focuses on individual, professional and small business customers in France. LCL has 6 million customers, 1,970 branches and 23,000 employees.

Press contacts:

Olivier TASSAIN
☎ +33 (0)1.42.95.54.77
Fax +33 (0)1.42.95.50.49
olivier.tassain@LCL.fr

Arnaud LOUBIER
☎ +33 (0)11.42.95.39.97
Fax +33 (0)1.42.95.50.49
arnaud.loubier@LCL.fr




CRÉDIT AGRICOLE S.A.

PRESS RELEASE

Intesa Sanpaolo contributes 173 branches to Cariparma

Turin, Milan, Paris, 27th June 2007 – After authorisation from the Bank of Italy, Intesa Sanpaolo S.p.A. contributed 173 former Banca Intesa branches to Cassa di Risparmio di Parma e Piacenza (Cariparma) with effect as of 1st July 2007.

The resulting Cariparma shares will be subsequently sold by Intesa Sanpaolo S.p.A. to Crédit Agricole and Fondazione Cariparma on a proportional basis for a consideration of 1,194 million euro. A capital gain of approximately 850 million euro will be recognised in Intesa Sanpaolo's consolidated statement of income for the third quarter of 2007.

All the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole S.A. on 11th October 2006 and by Intesa Sanpaolo and Crédit Agricole S.A. on 1st March 2007 and the decision of the Italian Competition Authority "AGCM" issued on 20th December 2006.



Press release

Crédit Agricole Asset Management announces the new organisation of its subsidiary CAAM SGR and reaffirms its development strategy in Italy

Paris, 27 June 2007 — At today's meeting chaired by Ariberto Fassati, the board of directors of CAAM's Italian subsidiary, CAAM SGR, approved the following decisions:

- Michel Pelosoff is appointed managing director of CAAM SGR.

- CAAM SGR is now organised into four main divisions, leading to three new appointments:

*Roberto Dopudi as head of asset management,
*Gabriele Tavazzani as head of marketing & sales,
*Giovanni Carenini as general secretary,
*Filippo Pellizzetti will continue to head operations.

The boards of the multi-alternative investment companies CA-AIPG SGR and CAAM AI SGR also met. They appointed Marc Romano as managing director of the two companies.

******

Crédit Agricole Asset Management reaffirms its development strategy in Italy with two major focuses:

- targeting the retail investor market:
* by redeploying its asset management range across an enlarged operational base through the branches of the two bank networks recently acquired by Crédit Agricole, Cariparma and FriulAdria, with a total of 665 branches and 1.4 million customers
* by continuing to work with the external retail networks with which CAAM SGR has forged close ties including, of course, the Intesa Sanpaolo branch network;

- targeting the institutional investor market:
* by capitalising on CAAM SGR's image as an innovator and provider of a competitive product range
* by continuing to promote the range of products aimed at pension funds, which offers a pragmatic, competitive solution in response to the reform of the Italian pension system. This major development opens up new growth potential, both in the short term and in the medium to long term.

About Crédit Agricole Asset Management Group

The Crédit Agricole Asset Management group (CAAM group) has €544.4 billion total assets under management and 2,214 employees including 515 investment professionals dedicated to portfolio management (as of 31/03/2007). CAAM group is one of the major asset managers in Continental Europe [1] and in France [2]. Known for its innovative approach, CAAM has developed a broad range of skills and local operational units, with eight management centres worldwide (Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul).

(1) IPE - Top 400 European Asset Management Leaders, data as at December 2006, issued in June 2007.
(2) Mutual funds marketed in France – source: Europerformance-Fininfo at the end of March 2007.

www.caam.com

Appendix

Michel Pelosoff

Michel Pelosoff has been appointed Managing Director of CAAM SGR. He is also member of Crédit Agricole Asset Management's Executive Committee and Chairman and Chief Executive of Crédit Agricole Asset Management Real Estate.

Since June 2005, Michel Pelosoff has been Chairman and Chief Executive of Crédit Agricole Asset Management Real Estate, having been appointed head of CAAM's real estate investment business line in October 2004. He was also a member of the Board of Directors of CAAM SGR in Italy from the end of 2005. Having joined the Board of Crédit Lyonnais Asset Management in 2001, one of his main responsibilities from October 2003 was overseeing the merger of the two asset management companies (CAAM and CLAM), which became Crédit Agricole Asset Management on 1st July 2004, of which, he is a member of the Executive Committee. Prior to this he worked for *Union des Assurances Fédérales* (UAF) where he was appointed Chief Investment Officer in 1996 and Chief Financial Officer in 2000. From 1987 to 1996, he worked at the head office of Crédit Lyonnais in capital markets (1987), finance (1989) and financial control (1991). He joined Crédit Lyonnais in 1983 as a sales manager, first in Milan, then in Paris.

Born in 1959, Michel Pelosoff is a graduate of the HEC business school in Paris.

******

Roberto Dopudi

Roberto Dopudi has been appointed Head of Asset Management at CAAM SGR

Following the creation of CAAM SGR, the asset management joint-venture between Crédit Agricole and Banca Intesa, Roberto Dopudi was appointed head of the balanced management and institutional clients team. He joined Crédit Agricole's italian asset management company in 2001 to head investment management for institutional clients. In 1998, he took over the management of fixed income activities at Compage SGR S.p.A. (Gruppo Bancario Mediobanca), having the previous year been appointed head of derivative and structured products at Banco di Sardegna S.p.A. In 1996, he joined B.P.Vi Sim S.p.A. as head of the capital markets and treasury desk. He started his career in 1991 as a front office trader at Eptasim S.p.A.

Born in 1966, Roberto Dopudi graduated in business economics from Bocconi University in Milan.

Gabriele Tavazzani

Gabriele Tavazzani has been appointed Head of Marketing and Sales at CAAM SGR

Following the creation of the CAAM SGR joint venture, in 2006 Gabriele Tavazzani was appointed head of relationship management with the Intesa group banks and Intesa Private Banking. He joined Crédit Agricole Asset Management in 2000 as head of sales for italian networks and for professional buyers. Prior to this, he held various positions within the Crédit Agricole group where he started his career in 1997. He was, notably, responsible for the "Euro Project" and for business support to the management of the administrative department.

Born in 1970, Gabriele Tavazzani is a graduate in Economics and Trade from the University Luigi Bocconi of Milan.

******

Giovanni Carenini

Giovanni Carenini has been appointed General Secretary of CAAM SGR

Following the creation of CAAM SGR joint venture in December 2005, Giovanni Carenini managed the integration plan for the two asset management companies. In 2004, after the Crédit Agricole Group's acquisition of Crédit Lyonnais, he took over responsibility for internal control of the italian companies within Crédit Agricole's asset management business, having in 2001 been appointed Managing Director of Crédit Lyonnais Asset Management Sim S.p.A. in Milan. At Crédit Lyonnais, he moved to London in 1998 to take charge of selling interest-rate derivatives on the Italian market, after having been sent to Madrid in 1997 to set up a financial engineering team. He joined the Paris trading operations in 1992 as head of the warrants and structured products team, subsequently being appointed "calling officer" in the bond origination team. Prior to this, he worked as the operations manager of the trading floor. He started his career with Crédit Lyonnais in Milan in 1986 as a junior salesman before four years later specializing in the sale of forex products.

Born in 1961, Giovanni Carenini graduated in Economic and Business Science from the Luigi Broccoli University in Milan.

Filippo Pellizzetti

Head of Operations at CAAM SGR.

Since June 2006 Filippo Pellizzetti has worked as Head of Operations at CAAM SGR. In 1999, he joined Arca SGR (Banche Popolari asset management company) as Central Manager in charge of organisation, systems and purchases. In 1993, he was appointed Head of Information Systems at Prime (an asset management company of Assicurazione Generali). He started his career in 1984 as a consultant at Andersen Consulting before becoming one of the managers of the company in 1989.

Born in 1959, Filippo Pellizzetti is a graduate in Economics from the University of Genova.

******

Marc Romano

Marc Romano has been appointed Managing Director at CA AIPG SGR and CAAM AI SGR. He is also Chief Executive Officer of CAAM AI.

Since 2007, Marc Romano has worked as Chief Executive Officer of CAAM AI. In September 2005, he was appointed Deputy Managing Director of CASAM. In September 2004, he was appointed Chairman of the Management Board of Equalt Alternative Asset Management. Earlier in 2004, he headed the "Alternative Investment & Asset Management Entities" division of Calyon, having been appointed Head of the Risk Solution unit in 2002. In 2000, he was a founding partner and member of the Management Committee of Strategic Risk Solution at Crédit Suisse group. Prior to this, from 1995 and 2000 he worked for the Axa group as Head of Strategy and Development (UAP group holding), Head of the Financial Risk department (Axa Global Risks) and, at the same time, Chairman of Axa Paribas Alternative Risk Finance. During this period he was also an Associate Professor at the University of Paris I Sorbonne, having been a lecturer at the University of Paris IX Dauphine from 1992 to 1993. In 1993, he worked as a financial modeling consultant at Andersen Consulting, having started his career in the same role in 1989 at CDC group.

Born in 1967, Marc Romano is a graduate in Mathematics from the Ecole Normale Supérieure Ulm (1988) and from the Institut des Actuaires (1997). He also holds a Doctorate in Applied Mathematics (1992).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Shareholders Newsletter

June 2007

Please see attached.

Shareholders' Club

CRÉDIT AGRICOLE S.A.

/// NEWSLETTER

June 2007

The Shareholders' Club newsletter is an English translation of the French *Lettre du Club des actionnaires*, for information purpose only. Any fiscal information applies only to French tax residents.

SHARE PRICE

€ 31.67 (at 23 May 2007) After reaching a low of €25.44 on 14 March, the share moved back up to €32.98 on 11 May. Since then, trends have been more turbulent with the share attracting less attention than other financials offering speculative premiums.

Expansion in Italy

The integration of Cariparma and FriulAdria is progressing smoothly ahead of schedule. page 4

Diversify your investments

Diversification is the key to effective investment. page 6

My Club: Your benefits

This summer, the Shareholders' Club invites you to discover the Musée du Temps (Time Museum) in Besançon. See page 8 for details plus a diary of events for the next quarter. page [illegible]



///2007 annual general meeting: five years of success

More than a thousand shareholders attended Crédit Agricole S.A.'s annual general meeting on 23 May in Paris. The meeting was the occasion to review the Group's progress since its flotation five years ago.

Contact us



ADDRESS
Shareholder Relations
Crédit Agricole S.A.
91-93, bd Pasteur, 75710 Paris Cedex 15-France



TELEPHONE
Online information around the clock on:
0800 000 777 (free from France only)



INTERNET
All information available online at:
www.credit-agricole-sa.fr



E-MAIL
Your questions in a click at:
infos.actionnaires@credit-agricole-sa.fr


CRÉDIT
AGRICOLE S.A.



2007 annual general meeting: **five years of success** (cont.)

René Carron, Chairman of Crédit Agricole S.A., followed by Georges Pauget, Chief Executive Officer, presented the Group's performance. 2006 was an eventful year marked by strong international expansion following five years of steady growth since the initial public offering. Market capitalisation has more than tripled since 2001, while revenues have doubled and net earnings have tripled. These successes are proof of the Group's ability to keep its promises.

Sharp rise in dividends

All the proposed resolutions were passed at the meeting, including the recommended dividend of €1.15 per share, a 24.3%* increase on the 2005 dividend. The 2006 dividend was paid on 29 May 2007.

* *Data adjusted for the share issue made in January 2007.*



ABOUT THE ANNUAL GENERAL MEETING



Lord Jay elected Director

□ Lord Jay was elected Director to replace Corrado Passera. There are now four independent directors on the Board of Crédit Agricole S.A. Lord Jay was the British ambassador to France from 1996 to 2001 and has served as the British Prime Minister's personal representative at G8 summits. He was awarded a life peerage in 2006 and is a non-party political member of the House of Lords.

On the Web...

□ The annual general meeting is webcast on **www.credit-agricole-sa.fr**. A detailed report (French only) and the results of votes on the resolutions can be consulted or requested on:

N° Vert **0 800 000 777**





KEY DATES

□ **30 August 2007**
First-half 2007 results

□ **14 November 2007**
Results for the first nine months of 2007


LEADER

The year 2006 was a year of conquest for the Group, combining strong organic growth with a fast pace of acquisitions.
In France, the Group's natural market, we have consolidated on our leading position. In the international markets, we are achieving our ambitions quickly and in line with the criteria we set ourselves. During the first quarter of 2007, Crédit Agricole S.A. demonstrated its expertise in

From left to right:
René Carron, Chairman of Crédit Agricole S.A., and Georges Pauget, Chief Executive Officer.


AGM SPECIAL

What are Crédit Agricole's commitments in terms of corporate social responsibility?

Is the capital relationship between Crédit Agricole S.A. and the Regional Banks likely to evolve?

MY SHARES

■ Since the beginning of 2007, the CAC 40 index has risen steadily to reach **a record high of over 6,100 points,** despite the ECB's interest rate hike.

■ There is **persistent pressure in the oil market,** with prices staying above 70 dollars a barrel.


€31.67
(at 23/05/2007)
Euros
Crédit Agricole S.A.
CAC 40
€16.60
(at 14/12/2001)
35
30
25
20
15
10
Dec. 2001
Dec. 2002
Dec 2003
Dec. 2004
Dec. 2005
Dec 2006
May 2007

integrating new acquisitions. In Italy, the integration is progressing smoothly ahead of schedule. In Greece, Emporiki has launched its business plan just eight months after joining the Group. Crédit Agricole is now one of the very few banks to control large retail banking networks in three different eurozone countries. We have proved that our development model is highly effective. Based on a balanced mix of activities with different risk profiles and business cycles, it provides a solid basis for the Group's long-term profitability. Our model is also open to partnerships, which makes it flexible and adaptable. On all fronts, we combine strategic initiative with a strong commercial drive and high-quality execution to better meet the challenges of increasing competition and the expectations of our customers and shareholders alike. ■

EMPORIKI: BECOMING A MODEL BANK IN GREECE

Having joined the Crédit Agricole Group in 2006, Emporiki Bank is now back on the growth trail after a successful integration. It has the highest rating among the Greek banks and in April 2007 unveiled a five-year business plan designed to increase its net banking income by more than 11% out to 2011. To drive its growth, Emporiki intends to capitalise on all opportunities in the Greek market by creating new offerings in association with the Crédit Agricole Group's specialist business lines. It will improve its competitiveness and extend its reach to the booming markets of South-East Europe.

CRÉDIT AGRICOLE ENCOURAGES ENERGY SAVINGS

One year after launching its environment offer, Crédit Agricole has now extended its range of environmental products. The "renewable energy" loan led the way in April 2006 for personal customers wishing to invest in equipment using renewable energies. The new "energy savings" loan finances home improvement work designed to reduce energy consumption in homes more than two years old as of 1 January 2007. Crédit Agricole is therefore helping its customers reduce their energy spending over time: yet further proof of its positioning as a long-term relationship bank.

Fast-track integration in Italy

Following the agreements signed with Intesa in early October 2006, Crédit Agricole acquired Cariparma and FriulAdria in March 2007, two high-quality branch networks based in the wealthiest regions of Italy.

In addition, Crédit Agricole S.A. is also finalising the acquisition of 202 Intesa branches in two stages. The first stage has already been completed, with the transfer of 29 branches from Intesa to FriulAdria in early April. The transaction was completed on schedule and gives FriulAdria a total of 180 branches. An ambitious recruitment programme will increase its workforce to 2,000 by 2010. The second stage, which will mark the end of the integration process, will take place on 1 July when Intesa transfers 173 branches to Cariparma. ■


CARIPARMA
PIACENZA
Cariparma branch


FriulAdria branch


CALYON
CRÉDIT AGRICOLE CIB

Calyon Corporate & Investment Bank becomes Calyon Crédit Agricole CIB

Calyon, which resulted from the merger between Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking activities, is acknowledged as a powerful investment bank with a large international network. The new byline "Crédit Agricole CIB" aims to make it quite clear that Calyon is part of the Crédit Agricole Group, and will further strengthen its international reputation. ■

The 2006 business review is now available

The Crédit Agricole S.A. business review presents the key events and key data for the year, a review of business activities and their performance in 2006, as well as the Group's sustainable development policy. The interactive version can be consulted on www.credit-agricole-sa.fr. ■

To receive the business review:


business
REVIEW
2006
2006
A YEAR
OF CONQUESTS

IN BRIEF **Private banking: agreement between Crédit Agricole Group and Banque Sarasin for Crédit Agricole Luxembourg to acquire Banque Sarasin's Luxembourg subsidiary Bank Sarasin Europe SA (16/05/2007).** LCL launches its first "collector" card, the Cléo Vélo (2/05/2007). **Crédit Agricole Group and OSEO sign a partnership agreement for financing very small companies (25/04/2007)** Crédit Agricole Asset Management forms a scientific think tank committee for socially responsible finance (24/04/2007).

Restructuring in the European banking sector: what is the state of play today?

Why did Crédit Agricole S.A.'s earnings almost double in the first quarter?

///European payments: what will change?

The single European payments area will come into being on 1 January 2008. Its long-term goal is to enable everyone in the European Union (plus another four European countries) to make cross-border payments in euros in exactly the same way as they do in their home country.

2006

Payment instruments are specific to each country. It is not possible to make direct debits between two European countries.



2008

The domestic payments market will cover the 27 EU countries plus Iceland, Liechtenstein, Norway and Switzerland. Introduction of a European credit transfer.

All bank cards carrying the CB label will be accepted in Europe.



2009

European direct debits will become available in 2009 at the earliest.
Some payment instruments will remain national, such as cheques, TIPs, Monéo etc., in France.

N.B.: Driven by Cedicam, the Group's payments subsidiary, Crédit Agricole will be able to handle European credit transfers as of 1 January 2008 and will provide its customers with the help and support they need.

///Diversify your investments to improve returns

Investing in the financial markets requires a real ability to anticipate, a gift not given to everyone... not even the most experienced of asset managers! Diversification is therefore crucial to any investment strategy.

"Don't put all your eggs in one basket." This old saying is all the more apt when you don't always know how far you'll have to carry the basket and you have to make sure the eggs don't break each other on bumpy ground or in rough weather... But while the proverb says much about the fragile nature of financial equilibrium, it also tells you how to make the most of your investments. By diversifying your financial assets, you are seeking to achieve a simple goal: minimise risk while maximising return. However, this can mean different things to different people, as the concept of risk and reward is not the same for everyone. Depending on your position and how risk averse you are, you can seek to improve performance in various ways.

Optimisation of the return/risk ratio


Equities
Bonds
Cash
26%
40%
34%
TO MAXIMISE RETURN
RETURN
18%
58%
24%
10%
90%
TO MINIMISE RISK
Initial allocation
RISK

Ways of improving performance

To build a portfolio that makes the most of the markets, you first have to determine how long you can invest your money without needing the cash, what is the maximum loss you can stand and how much time you can spend on following your investments. If you want to reduce your risk for the same reward, you might be tempted to look at past data and apply it to your chosen investment target and horizon. This is a technique best left to the professionals as the markets do not always behave as you might expect them to. Today, volatility is higher than it was ten years ago and the ability to absorb shocks much greater.

Diversify your assets

You can improve your return for the same risk by diversifying your portfolio. To do that, you should invest in assets that react differently to a given market situation. You can diversify through different asset

The expert's opinion

"In a mid-cycle economic slowdown, the main sources of concern come from the United States, while surveys confirm robust growth in the eurozone. As a result, and by way of example for a 'balanced' portfolio (investing in both equities and fixed-income), at the end of April Crédit Agricole Asset Management decided to reduce its significant overweighting in equities in order to take some profits. The stock market is buoyant in the United States so the profit-taking came mainly from selling US equities."



Patrick de Fraguier, head of Investment Strategy at Crédit Agricole Asset Management.


AGM SPECIAL

Crédit Agricole plans to expand in Saudi Arabia. Isn't this risky?

Could the property crisis in the USA affect France?

classes (equities, bonds, cash), geographical areas (United States, Europe, emerging markets), business sectors (industry, banking) or strategy styles (growth or yield). It will often be a combination of all those things: by increasing the number of different assets, you increase your opportunities. That's the great strength of diversification and the key to its effectiveness.

How often should you rebalance

You can also play on the time factor. Experience shows that results are better if you frequently rebalance your portfolio back to its initial strategic asset allocation. In addition, a gradual build-up through regular investment can be a source of superior and more secure returns. It means that you can smooth your entry points into the market and capture average movements. In addition, the risks related to market shocks and the unforeseen need for cash are limited. Many different paths can lead to the same end result and they are all paved with good and not so good periods. After that, you can improve on the benefits of diversification through your quality of anticipation. ■

A FEW TYPES OF INVESTMENT

FUNDS

- UCITS (Undertaking for Collective Investment in Transferable Securities): mutual funds approved by the Autorité des Marchés Financiers, comprising SICAVs (*Sociétés d'Investissement à Capital Variable*) and various types of FCP (*Fonds Communs de Placement*), which have more flexible investment rules than SICAVs.

- FCPIs (innovation funds) enable individuals to invest in private equity.

- FCPRs (venture capital funds) are at least 50% invested in unlisted companies and are very risky.

FUNDS OF FUNDS

- These are funds that do not invest directly in securities but in other funds. Also known as multi-manager funds, this technique helps diversify management styles and assets.

TRACKERS

- Trackers (or Exchange Traded Funds, ETFs) are funds that replicate a stock market index: they "track" movements in their benchmark fund.

WARRANTS

- These are options giving you the right to buy or sell shares or bonds at a pre-determined price and date. They are highly speculative and are only for experienced investors.

NOW AVAILABLE: INTERACTIVE VERSION OF THE SHAREHOLDERS' CLUB NEWSLETTER



As a member of the Crédit Agricole S.A. Shareholders' Club, you receive your copy of the Club Newsletter at home. If you prefer, you can receive a more interactive electronic version with all the latest news by e-mail instead of the printed version. If you wish to receive the electronic Newsletter, please contact us at infos.actionnaires@credit-agricole-sa.fr ■

To receive the interactive version of the Newsletter (French only):



MY BENEFITS

For two centuries, Besançon has been the capital of the French clock and watch-making industry with its technical expertise and fundamental research facilities. In 1987, the city council decided to create the Musée du Temps, a first in Europe. Based in the sumptuous Granvelle palace, the museum houses the clock and watch collections built up by the Beaux-Arts Museum of Besançon over some 150 years (watches, sundials, hourglasses), and the History Museum's collections of paintings and engravings. The Caisse Régionale de Franche-Comté and the Fondation du Crédit Agricole Pays de France have helped enrich these collections. ■

To obtain your invitation:




MY DIARY

19 June in

Investment strategy: Crédit Agricole Asset Management's strategists will present their analysis of expected performance in various asset classes.



Shareholders' meeting in Bordeaux on 5 April

13 Sept. in

Investment strategy.

18 Sept. in

Investment strategy.

20 Sept. in

Investment strategy.

27 Sept. in

Shareholders' meeting with Caisse Régionale Alsace Vosges: Georges Pauget, chief executive officer of Crédit Agricole S.A., will present the Group's strategy and business lines. Jean-Paul Betbèze, chief economist, will give a presentation of the major underlying trends in the economic environment.

4 October in

Investment strategy.

11 October in

Shareholders' meeting with Caisse Régionale Nord de France.

18 October in

Investment strategy.

25 October in

Investment strategy

To register:




N° Vert 0 800 000 777


Club
des actionnaires

This *newsletter* is published by the Investor Relations Department of Crédit Agricole S.A. (ref.: 7349 DRI 06/07). Creation and realisation: Synergence.
Photo credits: A. Goulard, T. Leroux, C. Noak/ Le Bar floréal, M. Tulane. Computer graphics: V. Béné. It is printed on paper certified COC FSC (cert. No. CTBA-COC-0022) and COC PEFC (cert. No. CTP/1-0016), which aims to encourage rational forestry management.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3

Presentation entitled "Credit Agricole – Gilles de Margerie, Chief Financial Officer – Goldman Sachs European Conference 2007"

June 14, 2007

Please see attached.

CREDIT AGRICOLE S.A.

Gilles de Margerie

Chief Financial Officer

Goldman Sachs European Financials Conference 2007

14 June 2007


CRÉDIT
AGRICOLE S.A.

✓ Disclaimer

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ Applicable standards and comparisons

The 2006 figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.

Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.


CRÉDIT
AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. today

Balanced and diversified contributions

€m

2006 Net income, Group share

Corporate and investment banking
1,657
29.3%

Retail banking
1,968
34.8%

RB*
759
13.4%

LCL
879
12.0%

IRB
530
9.4%

SFS
463
8.2%

Asset management, insurance and private banking
1,566
27.7%

Specialised business lines
2,029
35.9%

(excl. proprietary asset management and other activities)

* Share (25%)


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. today

Our growth trajectory: almost tripled in size

€bn

	2001	2006	Growth
Net banking income	6.3	16.2	2.6x

	2001	June	Growth
Market capitalisation	16	50	3.1x


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. today

Profitable growth

€bn

	2001	2006
Net banking income	6.3	16.2
Net income – Group share	1.5	4.9

Net banking income **2.6x**

Net income – Group share **3.2x**


CRÉDIT
AGRICOLE S.A.

Growth in all business lines

Over the period from 2001-2006

✓ Balanced contribution from all business lines to earnings growth

CIB: 30%

Retail banking (France and international): 34%

Specialised business lines: 36%

✓ Equal contribution to earnings from organic growth and acquisitions

Organic growth: 50%

Acquisitions: 50 %

The information provided in this section are based on management figures that have not been audited; it is based on reasonable assumptions and gives rough estimates.


CRÉDIT
AGRICOLE S.A.

Growth in all business lines

A major investment in 2003

✓ Acquisition of Crédit Lyonnais for €17bn, divided between

- Retail banking in France: €7.1bn
- Corporate and investment banking: €5.6bn
- Asset management and insurance: €3.6bn
- Other: €0.7bn

⇨ The results have been decisive in each business line


CRÉDIT
AGRICOLE S.A.

Growth in all business lines

Breakdown of earnings growth by business line (2001-2006)

✓ Retail banking in France
- Organic growth (RB): 40%
- Acquisitions (LCL network): 60%

✓ Corporate and investment banking
- Organic growth: 50%
- Acquisitions: 50%

✓ Asset management
- Organic growth: 60%
- Acquisitions: 40%

✓ International retail banking and specialised financial services
- Organic growth: 60%
- Acquisitions: 40%


CRÉDIT
AGRICOLE S.A.

A major year for future growth

2006 : €9bn worth of acquisitions

✓ International retail banking: €7.2bn

- Two large networks in the eurozone (€6.7bn)
  - Minority stakes converted into ownership of networks
  - Emporiki (Greece): 1.5 million customers, 425 branches
  - Cariparma/FriulAdria: 1.4 million customers, 663 branches
- Acquisitions of networks in strong growth countries (€0.5bn)
  - Serbia, Ukraine, Egypt

✓ Specialised business lines: €1.6bn

- Fiat Auto Financial Services (€1bn), an important stage in the development of consumer finance activities in Europe
- Bancassurance in Portugal (€0.6bn), acquisition of a 50% stake with responsibility for management


CRÉDIT
AGRICOLE S.A.

Growth in all business lines

In summary, the Group has been able to diversify and grow its business lines

- ✓ Excellent organic growth in all business lines
  All business lines' earnings have more than doubled
- ✓ Successful addition of a strong growth driver
  Contribution of Crédit Lyonnais' activities to each business line
- ✓ Strong future growth drivers outside France
  Thanks to investments made in 2006


CRÉDIT
AGRICOLE S.A.

The future: profiting from our investments made in 2006

2007, a year of integration of our acquisitions

✓ Emporiki

- New management team
- Streamlining of business portfolios
- Alignment of business practices with those of the Group
- Restoring business momentum
- Announcement of 2007-2011 plan

✓ Cariparma/FriulAdria

- Management team in place
- Interim management agreement for 202 Intesa branches
- Detailed preparation of IT systems consolidation
- Plans to step up business momentum
- Business plan to be announced in the autumn

⇨ **Integration of acquisitions under control and on schedule**


CRÉDIT
AGRICOLE S.A.

The future: combining organic growth and acquisitions

✓ Over the period from 2001-2006, balance between organic growth and acquisitions

Our expansion is based on these two areas of growth

All business lines involved

✓ We have achieved a significant size in distribution and production

Distribution

- Regional Banks - LCL
- Cariparma/FriulAdria
- Emporiki
- 11,000 branches, 31 million retail banking customers

Production

- CAAM
- Predica – Pacifica
- Sofinco - Finaref

✓ We have acquired and developed know-how, expertise and facilities

Factories – distribution networks

Producing what we sell – selling what we produce


CRÉDIT
AGRICOLE S.A.

The future: combining organic growth and acquisitions

✓ The Group has been reinforced by its experience in integration, demonstrating its ability

- To act quickly
- To integrate quickly
- To grow quickly and profitably

✓ Carefully considered balance between organic growth and acquisitions and between growth through products and through distribution networks, depending on opportunities

➢ An exceptional ability to seize all growth opportunities to create value


CRÉDIT
AGRICOLE S.A.

CRÉDIT
AGRICOLE S.A.


END